ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

This annual information form (“AIF”) is as of March 30, 2009

ITEM 1. TABLE OF CONTENTS

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ITEM 2.	PRELIMINARY NOTES

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

This AIF will be incorporated into a filing with the United States Securities Exchange Commission under form 40F. It includes certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward- looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions, as well as those factors addressed in the “Risk Factors” section of this AIF. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Incorporation of Continuous Disclosure Documents by Reference

In this Annual Information Form (“AIF”), the “Company” or “Northern Dynasty” refers to Northern Dynasty Minerals Ltd. and all its subsidiaries and affiliated partnerships together unless the context states otherwise.

Incorporated by reference into this AIF are the comparative audited consolidated financial statements and Management’s Discussion and Analysis for Northern Dynasty for the fiscal year ended December 31, 2008 and 2007 together with the auditor’s report thereon. These documents are available for review on SEDAR at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Documents incorporated by reference in this AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Northern Dynasty, and include a technical report prepared pursuant to NI 43-101 dated February 13, 2009, copies of which are available on request from the offices of Northern Dynasty or by downloading from the SEDAR website (indicated above).

Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The business activities of the Company, were carried out through a wholly-owned Alaskan subsidiary acting as a nominee for a general partnership of wholly-owned affiliated companies until July 26, 2007 at which time the general partnership was reconstituted as an Alaskan limited partnership and re-named the Pebble Limited Partnership. On July 31, 2007 an indirectly wholly-owned subsidiary of Anglo subscribed for 50% of the equity of the Pebble Limited Partnership which from August 1, 2007 onwards conducted its business primarily with United States dollars. The rate of exchange on December 31, 2008, as reported by the Bank of Canada for the conversion of one Canadian dollar into one United States dollar (“U.S.dollar”), was 0.8210.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of

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each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of one Canadian dollar into U.S. dollars.

	Year Ended December 31
	2008	2007	2006
Rate at end of period	0.8210	1.0088	0.8581
Average rate for period	0.9371	0.9311	0.8816
High for period	1.0009	1.0585	0.9099
Low for period	0.8100	0.8504	0.8528

For ease of reference, the following factors for converting metric measurements into Imperial equivalents are as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this Annual Information Form (“AIF”) the following terms have the meanings set forth herein:

National Instrument NI 43-101	The Canadian securities rule which establishes disclosure standards for mineral projects by Canadian resource companies.

Composite Hydrothermal System	Created by hydrothermal process or processes in which there is evidence of more than one centre or source of hydrothermal fluids, and potentially more than one mineral deposit.

HDGI

Is a reference to Hunter Dickinson Group Inc. (now renamed 3537137 Canada Inc.) which is the related party corporation which originally held the options to the Pebble Project, and which was acquired by the Company to become a 100% subsidiary in fiscal 2006.

Hydrothermal Alteration

Alteration of rocks or minerals by the reaction of hot, or hydrothermal, water with pre-existing (or host) rocks or minerals. The products of this reaction may also be a hydrothermal mineral deposit, that is, gangue and ore minerals that have been deposited in fractures, faults, breccia openings, etc., by replacement or open-space filling from watery fluids of 50-700 degrees C temperature and of 1-3 kilobars pressure.

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Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro- conductivity; IP detects both chargeable, pyrite-bearing rock and non- conductive rock that has a high content of quartz. It is commonly used to explore for mineralization associated with porphyry copper deposits.

Mineral Symbols	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining (“CIM”) 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (potential for economic viability) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely

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enough to confirm both geological and grade continuity.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

ITEM 3.	CORPORATE STRUCTURE

Northern Dynasty Minerals Ltd. is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor law to the British Columbia Corporations Act in force since 2004), under the name “Dynasty Resources Inc.”. On November 30, 1983 the Company changed its name to “Northern Dynasty Explorations Ltd.” and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally “TSX Venture”) from 1984-1987, listed on the Toronto Stock Exchange from 1987-1993, and unlisted but still in good standing with all securities commissions from 1993 to 1994, and thereupon listed on TSX Venture from 1994 to October 30, 2007 when it began trading on the Toronto Stock Exchange (“TSX”). In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange (“AMEX”). AMEX was purchased by the New York Stock Exchange (“NYSE”) and the Company now trades on the NYSE Amex.

The head office of Northern Dynasty is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys, Lang Michener LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084

The Company’s Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership”), in which the Company owns a 50% interest through an Alaskan general partnership, the Northern Dynasty Partnership. The business address of the Northern Dynasty Partnership is Suite 604, 3201 C Street, Anchorage Alaska USA, 99503.

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In this Annual Information Form, a reference to the “Company” or “Northern Dynasty” includes a reference to its wholly-owned subsidiaries and consolidated interests, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this Annual Information Form.

ITEM 4.	GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Northern Dynasty is a mineral exploration company focused on developing the Pebble Project, a copper-gold-molybdenum mineral project. The Pebble Project is located in Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

To December 31, 2008, Northern Dynasty’s aggregate exploration expenditures on the Pebble Project total approximately $364 million with acquisition costs of approximately $168 million, bringing the total invested in the property to approximately $532 million. Of this amount, approximately $180 million (US$171 million) has been funded to the Pebble Partnership by an affiliate of Anglo American plc (“Anglo”) and expended in 2007 and 2008. Northern Dynasty does not have any operating revenue, although currently and historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

Significant Acquisitions, Dispositions and Group Reorganization

On July 26, 2007, the Company converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into the Pebble Partnership (being a limited partnership), so that an indirect wholly-owned subsidiary of Anglo could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries which hold registered title to the Pebble mining claims. To maintain its 50% interest in the Pebble Partnership, Anglo will be required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion. Although the Pebble Partnership owns the Pebble Project, the Company does not consider the Anglo participation to be in the nature of a disposition of its Pebble Project interests because of Anglo’s financial contribution requirements described herein. Immediately prior to July 31, 2007 Northern Dynasty owned, through its affiliates a 100% working interest in the Pebble project subject to a small net profits royalty held by a predecessor-in-interest on a portion of the Pebble Project lands.

The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project.

The Pebble Partnership agreement provides for equal project control rights for both partners, with no operator’s fees payable to either party (redacted versions of the Pebble Partnership documents are available for download at www.SEDAR.com). After Anglo’s staged contribution is completed, both

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partners will be equally responsible to fund the Pebble Partnership operations in connection with the Pebble Project going forward.

ITEM 5.	DESCRIPTION OF BUSINESS

The Pebble Project

The following is a description of the Pebble Project at December 31, 2008.

The Pebble Project is Subject to Alaska Laws

The Pebble Partnership is required to strictly comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, operating and generally all aspects of exploration and development of a mine in Alaska.

Alaska Statutes 38.05.185 and the following statutes establish the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labour, annual rental, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in 11 Alaska Administrative Code 86.800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies, which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 and following (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

Historical Acquisition Agreements (2001-2006)

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc. (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” copper/gold/molybdenum mining claims in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI was a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire HDGI’s remaining 20% contractual interests in these option agreements in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to pay for HDGI’s 20% share of costs in respect to the Pebble property. The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying

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Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares (“NDM Resource Lands shares”) in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments. The actual adjusted amount was US$9,938,600.

Other interim option payments to Teck Cominco were made during 2001 to 2004, including US$250,000 in cash plus 500,000 two-year share purchase warrants (exercisable at $0.75) prior to December 31, 2001 and 500,000 shares and 500,000 two-year share purchase warrants (exercisable at $1.15) prior to March 31, 2002 and a further 500,000 shares and 250,000 warrants before December 31, 2002. Pursuant to an agreement to extend the deadline to purchase the Resource Lands from November 30, 2003 to November 30, 2004, an additional 200,000 shares were issued to Teck Cominco on December 19, 2002. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Under the agreement, the Company was to ensure proceeds totalling US$9,938,600 by May 22, 2006. The Company completed its commitment by managing the sale of 473,700 NDM Resource Lands shares for proceeds of US$2,039,902 in 2005 and managing the sale of 1,277,028 NDM Resource Lands shares for the balance in 2006. The remaining 22,047 unsold NDM Resource Lands shares relating to this acquisition were returned to the Company’s treasury.

At the time of the Company exercising the Resource Lands Option, the Company also exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right until August 24, 2005, to elect to have the proceeds guaranteed.

Teck Cominco elected on July 18, 2005 to require the Company to manage the resale of these shares (“NDM Exploration Lands shares”) for the guaranteed US$4 million in resale proceeds by August 24, 2006. The Company completed its commitment to Teck Cominco in 2006 through the sale of 654,502 shares for proceeds of approximately US$4 million. The remaining 323,293 unsold NDM Exploration Lands shares were returned to the Company’s treasury.

In total, 345,340 unsold common shares of the Company at a value of $1,772,776 were returned to the treasury of the Company. As a consequence of the Company electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests.

On May 31, 2006, the Company acquired 100% of the outstanding common shares of HDGI for purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual

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interest. The valuation report was publicly filed on SEDAR at www.sedar.com. The TSX Venture Exchange and the NYSE Amex accepted the acquisition transaction. Upon completion of the acquisition of HDGI, the Company, through two 100% owned Alaska subsidiaries, owned 100% of the Pebble Project (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property). From September 30, 2006 the Pebble Project interests were held by a general partnership consisting of HDGI and the Company which partnership held the claims through two Alaskan subsidiary nominee title companies.

2006 Equity Purchase by Rio Tinto Affiliate

In 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share for proceeds of approximately $87 million. Kennecott received a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. In January 2007, Northern Dynasty was advised by Galahad Gold plc (“Galahad”), a significant shareholder of the Company that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10 per share. The share purchase, which closed February 1, 2007, increased Rio Tinto’s indirect ownership in Northern Dynasty to approximately 19.79% at the time. Currently, the holding represents approximately 19.6% .

Limited Partnership with Anglo American

On July 26, 2007, the Company converted the wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into the Pebble Partnership, so that an indirect wholly-owned subsidiary of Anglo could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. The Pebble Partnership's assets include the shares of two Alaska subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Pebble Partnership, Anglo will be required to make staged cash investments into the Pebble Partnership, aggregating to US$1.425 billion as described below. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project.

Anglo’s staged investment requirements include an initial minimum expenditure of US$125 million to be expended towards a prefeasibility study (funding completed as of 2008), plus a requirement to fund additional expenditures approved by the board of the general partner (Pebble Mines Corp.) unless Anglo elects to terminate its rights and relinquish all its interests in the Pebble Partnership. After the completion and approval by the general partner of the prefeasibility study, Anglo is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which will bring its total investment to at least US$450 million which amount is to be expended in producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and Northern Dynasty on a 50:50 basis (subject to dilution for non-contribution). If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party. Anglo’s cash contributions to the Pebble Partnership from August 1, 2007 to December 31, 2008 amounted to $194 million (US$184 million) (for exploration related activities $180 million and project support activities $14 million respectively) and have been recorded as a non-controlling interest in the Pebble Partnership.

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Under the Pebble Partnership Agreement and applicable tax regulations, neither the Company nor its affiliated general partnership will be entitled to the benefits for tax purposes of the expenditures incurred by the Pebble Partnership from Anglo’s investment, as these benefits accrue exclusively to Anglo under the Pebble Partnership Agreement and applicable tax regulations.

2008-2009 Secondary Market Purchases by Mitsubishi Corporation

On February 14, 2008, the Company was advised that Mitsubishi Corporation had acquired an aggregate of 8,296,108 shares in the open market for a total shareholding in Northern Dynasty of 9.0% . Further purchases of common shares in the Company were made by Mitsubishi Corporation increasing its shareholding to 10,179,800 common shares or 11% as of March 11, 2009 based on filings made with the United States Securities and Exchange Commission.

Recent Operations

As a consequence of work done by Northern Dynasty between 2002 and 2007, and the Pebble Partnership in 2007 and 2008, the primary area of mineralization identified at the Pebble Project is the Pebble Deposit. Previously considered to be two deposits, Pebble West and Pebble East are now respective zones within the Pebble Deposit. This integrated model for the entire Pebble deposit allows for comprehensive mine planning and other deposit benchmarking.

The Pebble Partnership’s 2008 work program involved exploration drilling in the Pebble East area, and the continued collection of environmental and socioeconomic data and ongoing engineering studies to advance the project. The drilling component of the 2008 program consisted of approximately 179,300 ft (54,560 m), of which approximately 119,300 ft (36,360 m) were directed toward infill and delineation.

Location, Access and Property Description

The Pebble Project is located in southwest Alaska. It is approximately 200 mi (320 km) southwest of Anchorage and 19 mi (30 km) northwest of the village of Iliamna (Figure 1).

Access to the Pebble Project is via fixed wing aircraft to Iliamna. Iliamna has a state-operated airport with two 5,500 ft (1,700 m) paved runways. It is serviced by several passenger and cargo flights daily from Anchorage, using Convair, Hercules and DC-6 aircraft, as well as smaller charter aircraft. Current access from Iliamna to the property is by helicopter.

The Pebble Project is located 65 mi (105 km) from tidewater. Access to the coast from Lake Iliamna is provided by a 19 mi (30 km), state-maintained road, which extends from Pile Bay at the eastern end of Lake Iliamna to Williamsport near Iniskin Bay on Cook Inlet. Bulk fuel and heavy freight can also be barged in during the summer months to Lake Iliamna via the Kvichak River. There is currently no road from Iliamna northwest to the Pebble Project.

The property forms a continuous block consisting of 1,335 located Alaska State mineral claims totaling 39,900 hectares (98,600 acres). Permits required for work in 2009 have been received. The miscellaneous land use permit for hardrock exploration and reclamation activities has been appealed by a non profit public interest law firm.

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Topography and Climate

The climate of the Iliamna area is similar to Anchorage with summer daytime high temperatures ranging from 10 to 17 degrees Celsius, and low temperatures varying from -10 to -13 degrees Celsius from December to March. Average annual precipitation is 69 cm. The climate, although periodically harsh, is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round.

The Pebble Project lies within an area of rolling hills and low mountains. Valley bottoms are at elevations of 820 ft (250 m) above sea level. The highest point on the property is Kaskanak Peak, at an elevation of 2,760 ft (841 m). The Pebble West and Pebble East mineralized deposits (hereafter the “Pebble West Zone” and the “Pebble East Zone”, respectively) are situated at the 1,065 ft (325 m) elevation. Vegetation consists of sparse patches of alder trees separated by expanses of tundra and grass. The area was recently glaciated and glacial soil deposits and hummocky terrain abound. There are streams and small, shallow ponds in the vicinity of the project, which provide water for exploration drilling.

Exploration History

From the mid 1980s to 1994, Teck Cominco conducted exploration in the Pebble region, including prospecting, geological mapping, geochemical sampling, geophysical surveys and drilling of what is now known as the Pebble West Zone and adjacent areas. The Pebble West discovery outcrop was identified in 1987, but the potential of the system was not fully realized until after an Induced Polarization (IP) geophysical survey was completed in 1989. Although limited in scope, the IP survey at Pebble displayed a response characteristic of a large porphyry-copper system. This interpretation was validated through subsequent drilling by Teck Cominco that intercepted significant intervals of porphyry-style copper, gold and molybdenum mineralization. Engineering and metallurgical studies were carried out concurrently with drilling from 1991-1994. HDGI entered into options agreements with Teck Cominco to acquire the Pebble Project in November 2001.

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In 2001, HDGI staked the additional claims to cover ground where Teck Cominco had detected a multi-element, soil-geochemical and geophysical (high IP chargeability) anomalies on two, widely spaced, reconnaissance lines. HDGI collected and analyzed 601 soil samples and did 30-line km of IP/resistivity surveying.

During 2002, Northern Dynasty drilled 68 holes totaling 37,327 ft (11,350 m) exploring for additional porphyry deposits within which to define higher-grade resources. Four new mineral zones were discovered. One of these, the Thirty-Eight Zone, is a till-covered copper-gold porphyry deposit located 12 km south-southwest of the Pebble West Zone. Some 86% of Teck Cominco’s drill core from the Pebble West Zone was relogged and a sectional geological model was completed. Based on this model, the Pebble West Deposit resource was estimated. Surface work included an 18.5 -line-km ground magnetometer survey; a 328-sample soil geochemical survey and a few man-days of geological traverses.

An independent mineral resource estimate of the Inferred resources in the Pebble West Zone at that time were 1.0 billion tonnes grading 0.30% copper, 0.40 g/t gold, and 0.015% molybdenum (0.61% copper-equivalent) above a cut-off grade of 0.30% copper-equivalent, including 271 million tonnes of 0.43% copper, 0.59 g/t gold, and 0.018% molybdenum (0.86% copper equivalent) above a cut-off grade of 0.70% copper equivalent.

In 2003, Northern Dynasty drilled 58 holes totaling 64,730 ft (19,730 m) to define higher-grade portions in the Pebble West Zone and 9 holes totaling 6,520 ft (1,990 m) to test four other prospective zones on the Property, as well as limited surface exploration. The 2003 drilling continued to indicate the presence of substantial porphyry mineralization at the 38 Porphyry Deposit. Drilling at the 37 Skarn Deposit intersected moderate gold and copper values; further work is necessary to fully determine the potential of the skarn mineralization. A new independent estimate of the Pebble West Zone was done in February 2004, increasing the inferred mineral resources to 2.74 billion tonnes grading 0.55% copper-equivalent1 (0.27% copper 0.30 g/t gold, and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent1.

In November 2004, a preliminary economic assessment of the Pebble Project was done based on the early 2004 resource estimate for the Pebble West Zone. The Preliminary Assessment was prepared in order to provide guidance for the ongoing engineering work.

The 2004 program involved collection of engineering, environmental and socioeconomic data required for the completion of feasibility studies. The program encompassed approximately 130,000 ft (40,000 m) of drilling, including holes to establish measured and indicated resources in the Pebble West Zone and others to collect geotechnical, metallurgical and hydrological data to use for mine planning. Some exploratory drilling for new zones and unexplored targets was also done and enabled the Company to complete the 60,000 ft of drilling required to exercise its option on the Exploration Lands. The estimated mineral resources in Pebble West included 3.026 billion tonnes in the measured and indicated category grading 0.56% copper equivalent (0.28% copper, 0.32 g/t gold and 0.015% molybdenum) and 1.13 billion tonnes in the inferred category grading 0.50% copper equivalent (0.24% copper, 0.30 g/t gold and 0.014% molybdenum) at a 0.3% copper equivalent cut-off.

In 2005, Northern Dynasty completed surface mapping of the Exploration Lands at a scale of 1:10,000, and drilled 128,970 ft of core in the Pebble Resource Lands and 33,531 ft of core in the Exploration Lands (23,540 ft of in 15 holes adjacent to the Pebble Resource Lands, 9,112 ft in 53 engineering holes,

___________________________________
1 Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)

– 14 –	Annual Information Form

and 879 feet in Hole 5308 in the southwestern part of the Exploration Lands). This drilling led to the discovery of a significant, new porphyry centre on the eastern side of the Pebble West Zone beneath a cover of Tertiary rocks that apparently thickens to the east, and further drilling expanded and deepened the Pebble East Zone. The furthest east hole (5333) intersected a long interval of Tertiary rocks and did not reach the Tertiary-Cretaceous contact, suggesting the presence of a northeast-trending graben along the southeast side of the Pebble East Zone. An initial estimate of the inferred mineral resource in Pebble East in early 2006 was 1.82 billion tonnes grading 0.60% copper, 0.37 g/t gold and 0.038% molybdenum at a 0.60% copper equivalent cut-off.

In 2006, Northern Dynasty drilled 73,700 ft (22,460 m) of core in 19 exploration holes and 3,200 ft (975 m) of core in 11 geotechnical holes in the Pebble East Zone. Fourteen percussion holes were also drilled for groundwater studies. Exploration drilling expanding the deposit to a north-south strike length exceeding 7,000 ft (2,100 m), and over a width exceeding 4,000 ft (1,220 m); intersected grades consistently exceeded 1% copper equivalent. The inferred mineral resources in the Pebble East Zone at year end were estimated to be 3.4 billion tonnes grading 0.57% copper, 0.36 g/t gold and 0.036% molybdenum at a 0.60% copper equivalent cut-off. The engineering effort was focused on collection of data to support the preparation of an integrated development plan with the Pebble West Zone. The main areas in which analysis continued during the year were geotechnical evaluations of the surface soil deposits in the vicinity of potential tailings storage sites; analysis of power supply options; collection of geotechnical and hydrogeological data to support design of a potential underground mine at Pebble East; initial evaluation of bulk underground mining options for Pebble East, with a focus on determining potential mining rates and development scenarios; and initial scoping-level metallurgy on Pebble East and collection of samples for a metallurgy program in 2007.

In 2007, drilling continued to focus on the Pebble East Zone. A total of 151,500 ft (46,115 m) of delineation drilling in 34 holes extended Pebble East to the northeast, northwest, south and southeast, but it remained open in these directions and also to the east in the East Graben. An updated estimate of the mineral resources was prepared by technical consultants to the Pebble Limited Partnership, increasing the inferred mineral resources at Pebble East by 14%. Engineering work was focused on collection of additional site and underground geotechnical data to support ongoing mine design work; completion of metallurgical testwork on Pebble East to optimize conventional processing systems and designs; continuation of assessments of the major infrastructure elements (access road, port and power) in order to establish the optimum alternatives and designs for these Project components; and assessment of potential project mine plans that would extract portions of the extensive mineral resources available to determine likely scenarios for the prefeasibility study. Engineering and environmental drilling included 10,170 ft (3,100 m) in 9 metallurgical holes in Pebble West, and 4,270 ft (1,300 m) in 26 engineering holes and 1,800 ft (560 m) in 47 percussion holes for monitoring wells across the district. An updated resource estimate on Pebble East based on the 2007 work was announced in March 2008. Estimated inferred mineral resources at a 0.6% copper equivalent cut-off was 3.9 billion tonnes grading 0.99% copper equivalent2 (0.58% copper, 0.36 g/t gold and 0.033% molybdenum).

Property Geology

The Pebble property encompasses the eastern and southern margins of the approximately 200 square km in size, Late Cretaceous (89.7 Ma) in age, tonalite-granodiorite Kaskanak Batholith (medium to coarse grained igneous rocks of intermediate composition, covering a large area), and the adjacent Jurassic-Cretaceous sedimentary and interbedded volcanic rocks that the batholith had intruded. On the east side of the batholith, a northeast-trending structural corridor is marked by a linear cluster of multi-phased, compositionally and texturally variable, irregular stocks, sills, dikes and breccia bodies (igneous bodies

__________________________________
2 Copper equivalent calculations use metal prices of US$1.80/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum.

– 15 –	Annual Information Form

that are relatively small and circular, flat-lying, linear and structurally shattered, respectively) that are associated with and were formed slightly earlier than the batholith. Numerous copper-gold mineral occurrences, including the large Pebble copper-gold-molybdenum deposit and the Thirty-Eight porphyry copper-gold-molybdenum deposit, are related to this diverse group of intrusions (coarse grained igneous rocks).

The Pebble West Zone is a calc-alkalic porphyry (hosted by igneous rocks with quartz and potassium feldspar), encompassing four small granodiorite-quartz monzodiorite (coarse grained igneous rocks of intermediate composition) stocks and related sill-like intrusions. These stocks intrude folded and previously hornfelsed (metamorphosed) volcaniclastic (eroded and re-deposited volcanic rocks) sedimentary rocks that host earlier diorite sill-like intrusions, and later intrusion breccias (composed of angular fragments of intrusive rocks in crystalline matrix).

The Pebble East Zone, discovered in 2005, occurs in a large mineralized intrusion and adjacent volcaniclastic sedimentary rocks under a cover of younger and unmineralized rocks.

Mineralization

Mineralization, consisting principally of pyrite, chalcopyrite and molybdenite, occurs in zones of strong potassium-silicate alteration in and disseminated adjacent to quartz-vein stockworks in all rock types. It is strongest in and near the upper parts of the granodiorite stocks, especially in diorite sills, and in a major granodiorite sill. In the Pebble West area, the gold/copper ratio is about 1.2 g/t gold to 1% copper. The copper/molybdenum ratio is about 20/1. At Pebble East, the gold/copper ratio is more variable, generally being between 0.5 and 1.0 with some zones much lower than this and a few 10 ft (3 m) intervals with gold values from 30-65 g/t and copper values less than 1%. The copper/molybdenum ratio ranges widely.

Copper-gold-molybdenum mineralization extends over a known 3.9 km by 2.9 km area (2.4 mi by 1.4 mi) and to a depth of 2,000 ft (610 m) in the Pebble West area and to a depth of 5,000 ft (1,525 m) in the Pebble East area.

Significant amounts of high-grade copper minerals (predominantly bornite) were intersected in the four northernmost holes drilled in 2006 and also in four holes near the southernmost area drilled. The presence of significant bornite mineralization in these holes indicates their proximity to mineralizing centers which are open to extension.

Estimates of Mineralization

An overall estimate of the mineral resources within the Pebble Deposit has been completed, based on a database of results from 476 holes completed to July 2008. The mineral resources are reported within a defined volume and at various copper equivalent (CuEQ) cut-off grades as presented below. The estimate was prepared by technical consultants to the Pebble Partnership and audited for Northern Dynasty by industry leading geological and mining consultants at Scott Wilson Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., who is the Qualified Person for the estimate.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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Table 1a Pebble Measured and Indicated Mineral Resources
Cut-off (% CuEQ)	CuEQ (%)	Tonnage (Mt)	Cu (%)	Au (g/t)	Mo (ppm)	Cu (Blb)	Au (Moz)	Mo (Blbs)
Measured
0.3	0.62	526	0.33	0.35	178	3.8	5.9	0.21
0.4	0.63	499	0.34	0.36	181	3.7	5.7	0.20
0.5	0.68	393	0.37	0.39	190	3.2	4.9	0.16
0.6	0.76	239	0.42	0.43	207	2.2	3.3	0.11
1.0	1.14	21	0.64	0.63	305	0.3	0.4	0.01
Indicated
0.3	0.78	4,570	0.44	0.35	265	44.6	51.3	2.67
0.4	0.83	4,120	0.48	0.37	273	43.2	48.7	2.48
0.5	0.9	3,487	0.52	0.39	287	40.1	44.2	2.20
0.6	0.98	2,851	0.57	0.42	307	36.1	38.2	1.93
1.0	1.28	1,135	0.79	0.53	340	19.8	19.3	0.85

Measured + Indicated
Cut-off (% CuEQ)	CuEQ (%)	Tonnage (Mt)	Cu (%)	Au (g/t)	Mo (ppm)	Cu (Blb)	Au (Moz)	Mo (Blbs)
0.3	0.77	5,096	0.43	0.35	256	48.5	57.2	2.87
0.4	0.81	4,619	0.46	0.37	263	46.9	54.4	2.68
0.5	0.88	3,880	0.51	0.39	277	43.3	49.0	2.37
0.6	0.96	3,090	0.56	0.42	300	38.3	41.5	2.04
1.0	1.27	1,156	0.79	0.53	340	20.1	19.7	0.87

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 1b Pebble Inferred Mineral Resources
Inferred
Cut-off (% CuEQ)	CuEQ (%)	Tonnage (Mt)	Cu (%)	Au (g/t)	Mo (ppm)	Cu (Blb)	Au (Moz)	Mo (Blb)
0.3	0.55	3,968	0.27	0.29	220	23.7	36.9	1.92
0.4	0.71	2,267	0.37	0.35	260	18.6	25.5	1.30
0.5	0.84	1,518	0.47	0.40	282	15.6	19.3	0.94
0.6	0.93	1,160	0.53	0.43	303	13.4	16.0	0.77
1.0	1.24	413	0.74	0.50	400	6.7	6.6	0.36

Notes to Tables:

1.	CIM definitions were followed for classification of Mineral Resources.

2.	The mineral resources fall within a volume or shell defined by metal price estimates of US$2.50/lb for copper, US$900/oz for gold and US$25/lb for molybdenum

3.	Mineral Resources are estimated at cut-off grades based on copper equivalence. The copper equivalence was calculated using metal prices of US$1.80/Cu, US$800/oz Au, and US$10/lb Mo. Metallurgical

– 17 –	Annual Information Form

recoveries were applied in the CuEQ calculation. The recovery factors for the Pebble West area were 91% Cu, 75% Au, and 91% Mo, and for the Pebble East area were 93% Cu, 80% Au, and 94% Mo. Revenue was calculated for each metal based on grades, recoveries and selected metal prices; accumulated revenues were then divided by the revenue at 1% copper. Recoveries for gold and molybdenum were normalized to the copper recovery, as shown below: CuEQ (Pebble West) = Cu % + (Au g/t x 75%/91% x 25.72/39.68) + (Mo % x 90%/91% x 220.46/39.68) CuEQ (Pebble East) = Cu % + (Au g/t x 80%/93% x 25.72/39.68) + (Mo % x 94%/93% x 220.46/39.68).

4.

For bulk underground mining, cut-offs such as 0.60% CuEQ, are typically used for porphyry deposit bulk underground mining operations at copper porphyry deposits located around the world. A 0.30% CuEQ cut- off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. All mineral resource estimates and cut-offs are subject to feasibility studies that have not yet been completed for the Project.

Cut-off information:

Pebble West Deposit (Open Pit scenario) as used in the November 2004 Preliminary Assessment

Breakeven operating costs:

Mining	$0.87/tonne mined
Processing	$2.51/tonne mineralization
G&A, Maintenence, Environmental etc	$0.79/tonne mineralization
OPERATING COST	$4.17/tonne mineralization
Realization Costs (~$165/t conc)	$1.65/tonne mineralization
TOTAL OPERATING COST	$5.82/tonne mineralization

The CuEQ grade for resource estimation represents the equivalent amount of copper in the ground, irrespective of the metallurgical recoveries of the component metals utilized in the calculation. The following is the suggested copper equivalent calculation for the open pit scenario for Pebble West:

CuEQ% = Cu% + (Au g/t * Au$/g / Cu$/%) + (Mo% * Mo$/% / Cu$/%)
where:	Cu$/% = $1.00*22.046 = $22.06
Au$/g = $400/31.1035 = $12.86
Mo$/% = $6.00*22.046 = $132.28

Note that the above simple CuEQ calculation is intended for resource estimations only. Mine planning and reserve estimates will be based on Net Smelter Return (NSR) values for the metals rather than metal price. The breakeven cut-off grade (BEGrade), be it copper or copper equivalent, must equate to an NSR that meets (or exceeds) the operating cost. As can be seen from the equation below, the cut-off grade for which the recovered value matches the operating + realization costs of $5.82/tonne is 0.30% Cu.

BEGrade * Recovery * lbs/tonne * copper price = operating cost
BEGrade = 5.82 / (0.88 * 22.046 * 1.00)
BEGrade = 0.29% Cu

The above operating costs and economic analysis were derived from the preliminary economic assessment on the Pebble West Zone. The preliminary economic assessment was based, in part, on inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves; therefore, there is no certainty that the results predicted by the preliminary economic assessment will be realized. Investors are cautioned that the United States Securities and Exchange Commission does not permit U.S. mining companies to disclose economic results from a preliminary economic assessment based on inferred resources.

Pebble East (Underground Bulk Mining Scenario)

Replacing the mining cost above for open pit ($0.87/tonne mined) with costs that have been quoted by companies with block caving experience ($2.50/tonne mined), then the total costs (including realization costs) are $7.45/tonne, giving a value of 0.4% CuEQ. A more conservative value is 0.6% CuEQ.

Sampling, Analysis, Security and Quality Assurance/Quality Control Procedures

For all the Pebble Partnership drilling programs, core is boxed at the drill rig and transported daily by helicopter to the secure core logging facility in Iliamna, Alaska, where it is geologically logged and digital photographs of each box of core taken prior to sampling. These images are archived on electronic

– 18 –	Annual Information Form

data storage disk, and provide an indication and record of the core recovery and rock quality. Sampling is performed by mechanically splitting the core in half lengthwise. The remaining half core is returned to the core boxes and is stored at a secure Iliamna facility. Samples are placed in bags and stored in a locked aircraft hangar prior to shipping via twice-weekly scheduled air service to Anchorage. From Anchorage, the samples are taken by commercial surface transport to sample preparation laboratories in Fairbanks, Alaska.

Drilling, sampling and QAQC are supervised by qualified persons employed by the Pebble Partnership. Core samples are logged and identified in the field with consecutively numbered sample tags, on which the analytical QAQC designations for standards and duplicates are pre-marked.

Sampling and analytical procedures at Pebble prior to 2007 are described in the 2007 technical report. Procedures in 2008 are shown in the flow chart below:

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Recent Exploration – 2008 Program

Drilling

A major drilling program was completed at Pebble during 2008. The emphases of the program were to continue delineation of the Pebble East Zone, upgrade the classification of a portion of the Pebble East Zone Mineral Resource, obtain metallurgical samples in the Pebble West Zone, and obtain engineering data in areas of potential infrastructure across the district to provide information for prefeasibility studies.

Approximately 179,000 ft (54,650 m) of core drilling was completed for the following purposes:

  Delineation and Infill (119,300 ft): The primary objective of this drilling was to expand and delineate the boundaries of mineralization in the Pebble East Zone, and to increase the density of drilling within the area of known mineralization by infill between previously drilled holes.

  Metallurgical (14,500 ft): The primary objective of this drilling was to obtain material for metallurgical and comminution testwork.

  Engineering and Hydrology Drilling (41,670 ft cored and 6,750 ft rotary). The primary objective of this drilling was to obtain geotechnical information on overburden in areas of possible infrastructure development. Additional purposes for some of these holes included sampling of ground water, installation of piezometers for monitoring of groundwater, and determination of rock type in underlying bedrock.

  Geotechnical Data Acquisition. Two additional types of geotechnical studies and surveys were applied to selected delineation and infill drill holes. This information was acquired from oriented core and acoustic logging of these holes.

Engineering Studies

Engineering work in 2008 focused on the following areas:

  Collection of additional site and underground geotechnical data to support ongoing design work;

  Continuation of metallurgical testwork on both Pebble West and Pebble East to optimize conventional processing systems and designs;

  Continuation of assessments of the major infrastructure elements (access road, port and power) in order to establish the optimum alternatives and designs for these project components; and

  Assessment of potential project mine plans that would extract portions of the extensive mineral resources available to determine likely scenarios for the prefeasibility study.

Pebble East Geotechnical Data

The Pebble East geotechnical data collection program is directed by an internationally recognized independent consultant. The objective of this program is to collect geotechnical data to support design of an underground mine in the Pebble East Zone.

The program consists of data collection and analysis of standard geotechnical parameters from all core holes, detailed logging of oriented core from one of the exploration rigs, and down-hole logging using an acoustic probe. A program to collect surface geotechnical data commenced early in the second quarter.

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This program is intended to collect supplemental data for the design of site infrastructure, tailings and water management systems. The program was completed in mid October.

Metallurgy and Comminution Testwork

The metallurgical test program for the Pebble Project, initiated in 2004, continued through 2008 with testing of drill core samples from both the Pebble East and West Zones.

The extensive batch and lock cycle flotation testwork on Pebble East samples in 2008 confirmed the suitability of a conventional flowsheet consisting of rougher and scavenger flotation, regrinding of concentrate, and cleaner flotation using pH control for copper/pyrite separation. As a follow-up to previous Pebble West test programs, tests were conducted on fresh Pebble West drill core samples for evaluation of the optimum flowsheet for the Pebble West mineralization, particularly with regards to its response to the flowsheet established for the Pebble East mineralization. As well, Pebble West and Pebble East composite blends were tested to quantify the response of blends of both deposits to the selected flowsheet, and to identify any changes to process variables that may be required. Concepts for the design and operation of the grinding circuits for the Pebble Project are determined from comminution test work. Estimates of Bond work indices have been determined on drill core material from both the Pebble West and Pebble East Zones. Additional testwork is planned as input to ongoing comminution circuit design and estimation of power draw.

Additional sampling was completed in 2008 and testwork on these and previously collected samples is planned and with the likely result that as the metallurgical understanding evolves, so will the anticipated metallurgical recoveries. Other objectives for future testwork are to quantify metallurgical efficiencies across the deposit for geo-metallurgical mapping, to define downstream recovery streams, in particular copper-molybdenum separation, and to finalize process design criteria.

Integrated Engineering Studies

A significant round of engineering studies commenced in 2008, with the intent of updating work conducted on Pebble West in 2005 and to assess the effect of including Pebble East in the mine plan. These studies both build on the 2005 work, and involve re-evaluation of aspects such as primary infrastructure, process flowsheet, site layout, mining plans and throughput rates.

Environmental and Socioeconomic Programs

Environmental and socioeconomic baseline data studies have now been completed for five consecutive years. In addition, environmental baseline information that was collected by the prior operator has been obtained to expand the database.

Comprehensive environmental and socioeconomic base-line study programs continued in 2008, with the objectives of collecting data in the Pebble East area and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary areas of focus of the 2008 field programs were water, aquatic habitat/fish resources, terrestrial habitat/wildlife resources, wetlands, and subsistence/traditional use.

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Seventy-eight holes were drilled for environmental data collection purposes during the year. These holes are testing the resource and planned infrastructure areas to map out groundwater flow regimes and to understand groundwater chemistry.

The environmental baseline document remains on schedule to be finalized in 2010. This document will be submitted with permit applications, targeted for 2010, once mine engineering and a proposed development plan is completed. The permitting process for the Pebble Project under the National Environmental Policy Act is expected to take three or more years.

Cultural Studies

Archaeological studies have been carried out on all areas that might be disturbed by the project, with the exception of possible road and port locations. Examination of the road and port sites are not expected until 2009 or later, once a decision is made regarding the exact location of these project features.

Community Engagement

Hundreds of public meetings and project presentations were conducted throughout the region and around the state in 2008, as well as some 50 stakeholder tours of the Pebble Project site and operating mines in Alaska and other jurisdictions. In addition, the Keystone Center – a non-profit organization that specializes in developing stakeholder dialogue processes – has agreed to work with the Pebble Partnership to design and facilitate an independent, stakeholder-driven dialogue process around the Pebble Project to begin in 2009. It is envisaged that the program will include recruitment of independent technical and scientific experts to review the Pebble Partnership’s work and serve as a credible and objective arbiter for project stakeholders.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships. This includes investment in community socio-economic development programs like the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – a five-year, $5 million endowment to enhance the health and sustainability of regional fisheries and the communities they support. It also includes the

Pebble Project Pre-Permitting Environmental & Socio-Economic Data Release Series – a voluntary initiative to share the preliminary findings of the Pebble Partnership’s comprehensive environmental study program with project stakeholders prior to the beginning of project permitting.

Workforce development and education efforts planned for 2009 include additional training in the areas of equipment operations, health, safety and environment, and other areas. College scholarship programs for high school students are also being continued. Contract and full-time personnel working at the Pebble Project site near Iliamna, Alaska peaked at 232 in 2008. Some 130 individuals from local communities worked on the project in 2008.

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2009 Program

A US$59 million program has been approved for 2009. The purpose of the program is to advance a Prefeasibility Study and prepare the Pebble Project for permitting in 2010, and includes:

  a site investigation program to undertake resource drilling and support environmental studies;

  an engineering program to finalize trade-off studies in preparation for the completion of a Prefeasibility Study in 2010;

  an environmental study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources), and to compile and analyze collected data from previous years toward the completion of the Environmental Baseline Document in 2010;

  a public affairs program to engage communities and project stakeholders, and to advance initiatives in the areas of workforce development, business development and public education; and

  corporate and administrative costs.

These approved expenditures are expected to be supplemented by additional engineering and site investigation activities in the latter half of 2009, including geotechnical and metallurgical drilling.

Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of the entire investment. The risks associated with Northern Dynasty’s business include:

The Pebble Partnership’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”. Engineering, socioeconomic and environmental studies are ongoing. Additional drilling is planned to further define the Pebble East Zone. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Northern Dynasty or the Pebble Partnership incurred on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Northern Dynasty stock negatively impacted.

Mineral Resources disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are estimates only

Northern Dynasty has included mineral resource estimates that have been made in accordance with National Instrument 43-101. These resources estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the U.S. Securities and Exchange Commission does not

– 23 –	Annual Information Form

recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as ’measured resources’ or ’indicated resources’ will ever be converted into ore reserves.

Further, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.

Northern Dynasty has no history of earnings and no foreseeable earnings and may never achieve profitability or pay dividends.

Northern Dynasty has a long history of losses and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the exploration stage. If the Pebble Project is successfully developed, Northern Dynasty anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Northern Dynasty does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Northern Dynasty’s board of directors, which will take into account many factors including Northern Dynasty’s operating results, financial conditions and anticipated cash needs. For these reasons, Northern Dynasty may never achieve profitability or pay dividends.

Northern Dynasty’s consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2008, Northern Dynasty had working capital of approximately $47 million, which is sufficient to fund its operations in fiscal 2009. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to finance the completion of the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis which would likely differ significantly from their going concern assumption carrying values.

– 24 –	Annual Information Form

As the Pebble Project is Northern Dynasty’s principal mineral property interest, the failure to establish that the Pebble Project possesses commercially viable and legally mineable deposits of ore will cause a significant decline in the trading price of Northern Dynasty’s common shares and reduce its ability to obtain new financing.

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s principal mineral property interest. Northern Dynasty’s principal business objective is to carry out further exploration activities to establish whether the Pebble Project possess commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would result in a significant decline in the trading price of Northern Dynasty’s common shares. Although Anglo was only committed to fund the Pebble Partnership US$125 million (completed as of 2008) to be expended towards a prefeasibility study, however, they are required to continue funding additional expenditures approved by the board of the general partner to maintain their interest in the Pebble Partnership, there is no certainty that Anglo will elect to continue funding the Pebble Partnership if Anglo is not satisfied with the outlook for the Pebble Project, economically or politically. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

The Pebble Project, like many major mining projects, has opponents. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically legally permittable.

If prices for copper, gold and molybdenum decline, Northern Dynasty may not be able to raise the additional financing required to fund its portion of expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund its part of the exploration activities and, if warranted, development of the Pebble Project, will be significantly affected by changes in the market price of the metals it mines or for which it explores. The prices of copper, gold and molybdenum are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to funds its exploration activities

Northern Dynasty competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty does. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

– 25 –	Annual Information Form

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards on Northern Dynasty’s mineral properties may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Northern Dynasty is subject to many risks that are not insurable and, as a result, Northern Dynasty will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

The market price of Northern Dynasty’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Company’s common shares

– 26 –	Annual Information Form

suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

If Northern Dynasty loses the services of the key personnel that it engages to undertake its activities, then Northern Dynasty’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc (“HDSI”). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities; however the Company does not have the right to require HDSI to bring to the Company all corporate opportunities that come to HDSI's attention.

ITEM 6.	DIVIDENDS

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7.	DESCRIPTION OF CAPITAL STRUCTURE

Northern Dynasty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 92,543,639 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2008. As of March 27, 2009, there were 92,628,877 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited consolidated financial statements provide details of all share issuances effected by Northern Dynasty and the issue price per share since January 1, 2007.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for voting and the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

– 27 –	Annual Information Form

ITEM 8.	MARKET FOR SECURITIES

The following table shows the progression in high and low trading prices of the common shares of Northern Dynasty on the Toronto Stock Exchange (“TSX”) and NYSE Amex for the periods listed.

	Toronto Stock Exchange			NYSE Amex
			Average			Average
			Daily			Daily
	High	Low	Trading	High	Low	Trading
	(Cdn$)	(Cdn$)	Volume	(US$)	(US$)	Volume
Monthly
December 2008	4.75	3.05	83,700	4.00	2.40	165,900
November 2008	4.36	2.51	118,200	3.83	2.00	207,200
October 2008	4.57	1.92	257,500	4.50	1.60	419,300
September 2008	6.84	4.22	146,400	6.47	4.05	283,900
August 2008	7.41	4.97	133,700	7.21	4.61	282,500
July 2008	8.92	6.75	79,400	8.78	6.65	179,800
June 2008	9.85	8.10	132,900	9.79	7.95	175,000
May 2008	10.21	9.14	71,200	10.25	9.20	124,500
April 2008	10.60	9.08	107,100	10.49	8.84	195,600
March 2008	12.42	9.40	169,300	12.57	9.15	265,400
February 2008	12.40	9.89	178,300	12.57	9.90	274,200
January 2008	13.70	9.58	271,500	13.87	9.26	307,600

Northern Dynasty share trading information is also available through free internet search services (for example, refer www.yahoo.com, enter NDM.TO (for TSX) or NAK (for NYSE Amex))

ITEM 9.	ESCROWED SECURITIES

There are no shares of Northern Dynasty held in escrow.

– 28 –	Annual Information Form

ITEM 10.	DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are as follows. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. The number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 27, 2009.

Name, Position and Country of Residence	Period a Director of Northern Dynasty	Securities Beneficially Owned or Controlled (10)
David J. Copeland Director Vancouver, British Columbia	Since June 1996	2,056,783 Common Shares 220,000 Options (1)
Scott D. Cousens Director Vancouver, British Columbia	Since June 1996	1,184,133 Common Shares 220,000 Options (1)
Robert A. Dickinson Chairman of the Board and Director Lions Bay, British Columbia	Since June 1995	3,420,083 Common Shares(9) 309,000 Options (2)
David Elliott Director Vancouver, British Columbia	Since July 2004	13,000 Common Shares 240,000 Options (1)(3)
Gordon J. Fretwell Director West Vancouver, British Columbia	Since July 2004	Nil Common Shares 240,000 Options (1)(3)
Russell E. Hallbauer Director West Vancouver, British Columbia	Since April 2008	125,600 Common Shares 157,500 Options (3)(4)
Wayne Kirk Director Orcas Island, Washington	Since July 2004	20,000 Common Shares 340,000 Options (5)
Stephen Scott Director West Vancouver, British Columbia	Since November 2007	Nil
Marchand Snyman Chief Financial Officer and Director North Vancouver, British Columbia	Since August 2008	40,000 Common Shares 185,000 Options(6)
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia	Since November 1995	2,095,838 Common Shares 331,500 Options (7)
Trevor Thomas Secretary Vancouver, British Columbia	Since February 2008	5,000 Common Shares 74,560 Options (8)

– 29 –	Annual Information Form

Notes:
1.	Messrs. Copeland, Cousens, Elliott, and Fretwell each hold options to purchase 220,000 Common Shares at $5.00 per share expiring on February 2, 2014.
2.	Mr. Dickinson holds options to purchase 309,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.
3.	Messrs. Elliot, Fretwell and Hallbauer each hold options to purchase 20,000 Common Shares at an exercise price of $3.00 per share expiring on October 27, 2013
4.	Mr. Hallbauer holds options to purchase 137,500 Common Shares at $5.00 per share expiring on February 2, 2014.
5.

Mr. Kirk holds options to purchase 40,000 Common Shares at an exercise price of $5.35 per share expiring on August 22, 2013, 30,000 Common Shares at an exercise price of $3.00 per share expiring October 27, 2013 and 270,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.

6.

Mr. Snyman holds options to purchase 50,000 Common Shares at an exercise price of $3.00 per share expiring on October 27, 2013 and 135,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.

7.	Mr. Thiessen holds options to purchase 331,500 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.
8.

Mr. Thomas holds options to purchase 5,060 Common Shares at an exercise price of $3.00 per share expiring on October 27, 2011 and 69,500 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2012.

9.	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.
10.	Information was derived from insider reporting filings available at www.sedi.com.

At the annual general meeting of the Company held on June 17, 2008, directors listed except for Mr. Marchand Snyman, were re-elected to a one-year term of office expiring at the next annual general meeting of Northern Dynasty, which is scheduled for June 2009. Several of the directors serve together on a number of boards of other publicly listed companies. In February 2008, Mr. Jeffrey Mason resigned from the position of Secretary and from August 1, 2008, from the position of Chief Financial Officer and as a Director of the Company. Mr. Trevor Thomas was appointed Secretary of the Company in February, 2008 and Mr. Snyman was appointed Chief Financial Officer and Director of the Company as of August 1, 2008.

Although the directors oversee the management of the Company’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to administrative and geological service agreements with Hunter Dickinson Services Inc. (“HDSI”), a private company owned equally by eight public companies, one of which is Northern Dynasty. HDSI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Based on insider reports filed on www.sedi.ca, as at March 25, 2009, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 8,959,437 common shares of the Company (9.7%), or 11,276,997 common shares on a fully diluted basis (12.2%) ..

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit Committee	David Elliott Gordon Fretwell Wayne Kirk

– 30 –	Annual Information Form

Committee	Membership
Compensation Committee	David Elliott Gordon Fretwell Wayne Kirk
Nominating and Governance Committee	David Elliott Gordon Fretwell Wayne Kirk
Pebble Limited Partnership Oversight Committee	Wayne Kirk

The mandate of each of these committees is more particularly described in Northern Dynasty’s corporate governance Policies and Procedures manual available on the Company’s website at www.northerndynastyminerals.com.

Principal Occupation and Other Companies Served by Current Directors of Northern Dynasty

DAVID J. COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Northern Dynasty and other companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	March 2008
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

– 31 –	Annual Information Form

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present

– 32 –	Annual Information Form

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	December 2005
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B. Comm., ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and Audit Committee chairman of Anooraq Resources Corporation, Great Basin Gold Ltd., Northern Dynasty Minerals Ltd. and Taseko Mines Limited.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

– 33 –	Annual Information Form

GORDON J. FRETWELL, B.Comm. LLB. – Director

Gordon Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Bell Copper Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Fronterra Copper Corporation	Director	February 2009	Present
Grandcru Resources Corp.	Director	December 2002	May 2008
Icon Industries Limited	VP of Legal Services	December 2000	March 2009
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	CFO	November 2005	January 2006

– 34 –	Annual Information Form

RUSSELL E. HALLBAUER, P.Eng, – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc. and Hunter Dickinson Acquisitions Inc.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 10 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Rersources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

– 35 –	Annual Information Form

STEPHEN V. SCOTT, CPA – Director

Mr. Scott has over 20 years of experience in the mining industry, encompassing both international and domestic assignments. He is currently General Manager Commercial, Rio Tinto Exploration, Project Generation Group, a position that he has held since 2005. Between 2000 and 2005, he held other senior managerial positions within the Rio Tinto plc group. Rio Tinto plc owns, or controls indirectly through affiliates, approximately 19.6% of Northern Dynasty's outstanding shares. Mr. Scott is not an officer and/or director of any other public companies.

MARCHAND SNYMAN. – CA – Director, Chief Financial Officer

With over 12 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa. He has been Vice President, Corporate Development for Hunter Dickinson Services Inc. since 2006.

Mr. Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Chief Financial Officer	January 2008	Present
Northern Dynasty Minerals Ltd.	Director	August 2008	Present
	Chief Financial Officer	August 2008	Present

RONALD W. THIESSEN, CA – Director, President and Chief Executive Officer

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

– 36 –	Annual Information Form

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	February 2009
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

– 37 –	Annual Information Form

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently in-house counsel for Hunter Dickinson Services Inc. Prior to joining Hunter Dickinson Services Inc., he served as in house legal counsel with Placer Dome Inc.

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Assistant Secretary	November 2007	Present
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Resources Ltd.	Secretary	December 2007	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	July 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

Potential Conflicts of Interest

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

ITEM 11.	PROMOTERS

Not applicable.

– 38 –	Annual Information Form

ITEM 12.	LEGAL PROCEEDINGS

None.

ITEM 13.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

Hunter Dickinson Services Inc. (“HDSI”) is a private company owned equally by eight public companies, one of which is Northern Dynasty. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. Certain members of the company’s senior management are employed by HDSI rather than by Northern Dynasty directly.

ITEM 14.	TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15.	MATERIAL CONTRACTS

Other than those already described in this AIF, the Company did not enter into any material contracts during the fiscal year ended December 31, 2008.

ITEM 16.	INTERESTS OF EXPERTS

Mark Rebagliati, P.Eng., James Lang, P.Geo., Eric Titley, P.Geo., David Rennie, P.Eng., David Gaunt, P.Geo., Lawrence Melis, P.Eng., Derek Barratt, P.Eng., and Stephen Hodgson, P.Eng., are each persons

(a)

who are named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

Each of Messrs. Rebagliati, Lang, Titley, Rennie, Gaunt, Melis, Barratt and Hodgson interests in the common shares of the Company, directly or indirectly, or through stock options, represent less than 1% of the Company's outstanding share capital.

– 39 –	Annual Information Form

ITEM 17.	ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of the Company, available on SEDAR at www.sedar.com.

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684-6365:

(i)	this AIF, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim consolidated financial statements filed with Securities Commissions subsequent to the audited consolidated financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18.	DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

– 40 –	Annual Information Form

There were no changes in our disclosure controls and procedures during the fiscal year ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the year ended December 31, 2008, a new Accounting & Financial Reporting systemwas implemented at the Pebble Partnership, in which the Company has a 50% interest (described above). In connection with this system implementation, the Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business processes and accounting procedures. The Pebble Partnership’s financial statements constitute approximately 80% of the Company’s total assets and approximately 95% of expenditures for the year ended December 31, 2008. Other than the system implementation at Pebble Partnership, no other changes in internal controls over financial reporting occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 20.	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.      AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by the rules of Canadian National Instrument 58-101 the rules of the NYSE Amex. Mr. Elliott is an accredited Chartered Accountant in Canada.

– 41 –	Annual Information Form

B.      CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics was attached as an exhibit to the Company's Annual Report on Form 20-F filed in June 2005. The Code of Ethics was updated in 2007 and is publicly available on the Company’s website at www.northerndynastyminerals.com.

C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
	December	December
Services:	31, 2008	31, 2007
Audit Fees	$85,000	$70,000
Audit-Related Fees(1)	–	–
Tax Fees	–	–
All Other Fees	–	–
	$85,000	$70,000

Note:
(1)

"Audit–Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 21.	OFF BALANCE SHEET ARRANGEMENTS

None.

– 42 –	Annual Information Form

ITEM 22.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.